Stratasys Ltd.

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
5995 Opus Parkway	P.O. Box 2496
Minnetonka, Minnesota 55343	Rehovot, Israel 76124
(952) 937-3000	+972-74-745-4000

August 18, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance,
Office of Technology
Mr. Edwin Kim

Re:	Stratasys Ltd.
Registration Statement on Form F-3 Filed August 13, 2025 File No. 333-289567

Dear Sir:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stratasys Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-289567) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Wednesday, August 20, 2025, or as soon thereafter as may be practicable.

Please contact Jonathan M. Nathan, Adv. of Meitar Law Offices at jonathann@meitar.com or 011-972-52-312-5574 with any questions, and please notify him when this request for acceleration has been granted.

Very truly yours,
STRATASYS LTD.
By: /s/ Eitan Zamir
Name: Eitan Zamir
Title: Chief Financial Officer
cc: Edwin Kim
(Securities and Exchange Commission)

Yoav Zeif, Chief Executive Officer
Vered Ben Jacob, Chief Legal Officer
(Stratasys Ltd.)

Jonathan M. Nathan
(Meitar Law Offices)